UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Annual Financial Report

PEARSON PLC
(the
"Company"
)

In accordance with Listing Rule 9.6.1, Pearson plc has today submitted to the UK Listing Authority two copies of each of the following documents:

- Annual Report and Accounts for the year ended 31 December 2009

- The Notice of Annual General Meeting to be held on 30 April 2010

Links to PDF files of the Annual Report and Accounts for the year ended 31 December 2009 and the Notice of Annual General Meeting are attached below and these documents are also available on the Pearson plc website at
http://www.pearson.com/investors/

Annual Report and Accounts for the year ended 31 December 2009

http://www.pearson.com/investor/ar2009/shareinfo/pearson_RA-2009.pdf

Notice of Annual General Meeting

http://www.pearson.com/investor/ar2009/shareinfo/13544_NOM2010.pdf

The documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: 020 7676 1000

The Notice of Annual General Meeting for 2010 includes a resolution to adopt new Articles of Association with effect from the conclusion of the meeting. Copies of the proposed new Articles of Association have been forwarded to the FSA in accordance with Disclosure and Transparency Rule 6.1.2. and are available on our website at
http://www.pearson.com/investors/shareholder-information/annual-general-meeting/

IMPORTANT: EXPLANATORY NOTE AND WARNING

The primary purpose of this announcement is to inform the market about the publication of Pearson plc's Annual Report and Accounts for the year ended 31 December 2009 (the "2009 Annual Report and Accounts").

The information below, which is extracted from the 2009 Annual Report and Accounts, is included solely for the purpose of complying with DTR 6.3.5 and the requirements it imposes on issuers as to how to make public annual financial reports. It should be read in conjunction with Pearson plc's Preliminary Announcement issued on 1 March 2010. Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the full 2009 Annual Report and Accounts. Page numbers and cross-references in the extracted information below refer to page numbers and cross-references in the 2009 Annual Report and Accounts.

RESPONSIBILITY STATEMENT

"Each of the directors, whose names and functions are listed on pages 44 and 45, confirm that, to the best of their knowledge and belief:

-     the Group financial statements, prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group and company; and

-     the directors' report contained in the annual report includes a fair review of the development and performance of the business and the position of the company and Group, together with a description of the principal risks and uncertainties that they face.

The directors also confirm that, for all directors in office at the date of this report:

a)   so far as the directors are aware, there is no relevant audit information of which the company's auditors are unaware; and

b)   they have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Approved by the board on 10 March 2010 and signed on its behalf by

Philip Hoffman, Secretary"

RELATED PARTY TRANSACTIONS

"Joint ventures and associates
Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. Amounts falling due from joint ventures and associates are set out in note 22.

Key management personnel
Key management personnel are deemed to be the members of the board of directors of Pearson plc. It is this board which has responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in the directors' remuneration report.

There were no other material related party transactions. No guarantees have been provided to related parties."

PRINCIPAL RISKS AND UNCERTAINTIES

"We conduct regular risk reviews to identify risk factors which may affect our business and financial performance. Our Group internal audit function facilitates risk reviews with each business, shared service operations and corporate functions, identifying measures and controls to mitigate these risks. Management is responsible for considering and executing the appropriate action to mitigate these risks whenever possible. It is not possible to identify every risk that could affect our business, and the actions taken to mitigate the risks described below cannot provide absolute assurance that a risk will not materialise and/or adversely affect our business or financial performance.

As the current economic environment remains dynamic and challenging, the risk of weak trading conditions continues in 2010 which could adversely impact the company's financial performance. The outlook for the company for 2010 is set out on page 15. The effect of a continued deterioration in the global economy will vary across our businesses and will depend on the depth, length and severity of any economic downturn. Our principal risks and uncertainties are outlined below."

Risk	Mitigating factors
A significant deterioration in Group profitability and/or cash flow caused by a severe economic depression could reduce our liquidity and/or impair our financial ratios, and trigger a need to raise additional funds from the capital markets and/or renegotiate our banking covenants.
The Group's approach to funding is described on page 30 and the Group's approach to the management of financial risks is set out in note 19 to the financial statements.
Our US educational solutions and assessment businesses may be adversely affected by changes in state and local educational funding resulting from either general economic conditions, changes in government educational funding, programme and legislation (both at the federal and state level), and/or changes in the state procurement process.

Our customer relationship teams have detailed knowledge of each state market. We are investing in new and innovative ways to expand and combine our product and services to provide a superior customer offering when compared to our competitors, thereby reducing our reliance on any particular funding stream in the US market.

We generate a substantial proportion of our revenue in foreign currencies particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings and the strength of our balance sheet.
The Group's policy on managing foreign currency risk is described in note 19 to the financial statements.
Our intellectual property and proprietary rights may not be adequately protected under current laws in some jurisdictions and that may adversely affect our results and our ability to grow.
We seek to mitigate this type of risk through general vigilance, co-operation with other publishers and trade associations, advances in technology, as well as recourse to law as necessary. We take steps to challenge illegal distribution sources.

Our reported earnings and cash flows may be adversely affected by changes in our pension costs and funding requirements.
We review our funding arrangements every three years and will take steps to ensure pension funding plans are sufficient to meet future liabilities without unduly affecting the development of the company.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.
Te remain competitive we continue to invest in our authors, products, services, technology and people to take advantage of these opportunities. There is no guarantee that these investments will generate the anticipated returns or protect us from being placed at a competitive disadvantage with respect to scale, resources and our ability to develop and exploit opportunities.

A major data privacy breach may cause reputational damage to our brands and financial loss.
Through our global security office under the direction of our Chief Security Officer, we have established various data privacy and security programmes. We constantly test and re-evaluate our data security procedures and controls across all our businesses with the aim of ensuring personal data is secured and we comply with relevant legislation and contractual requirements.

LEGAL NOTICE

"This document contains forward-looking statements which are made by the directors in good faith based on information available to them at the time of approval of this report. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside of Pearson's control. Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based."

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  25 March 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary